

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 9, 2006

Gordon A. Milne
Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

       Re: The Ryland Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Qs for the Fiscal Quarters Ended March 31, 2006 and June
              30, 2006
              File No. 001-08029

Dear Mr. Milne:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Nili N. Shah
                  Branch Chief